January 27, 2005

Frank Lin
Chief Executive Officer and President
Trident Microsystems, Inc.
1090 East Arquest Avenue
Sunnyvale, CA 94085

   Re: Trident Microsystems, Inc.
      Form 10-K for period ended June 30, 2004
      Form 10-K/A for period ended June 30, 2004
      File No. 0-20784

Dear Mr. Lin:

  We have reviewed the letter dated December 8, 2004 from J. Howard Clowes of Gray Cary Ware & Freidenrich LLP, counsel to Trident (the "Response Letter"), and have the following additional comment. Please be as detailed as necessary in your response to this comment. After reviewing your response, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The Division of Investment Management has reviewed: (1) Trident's Form 10-K for the period ending June 30, 2004 ("Form 10-K"); (2) Trident's Form 10-Q for the period ending September 30, 2004 ("Form 10-Q"); and (3) the Response Letter. Based on its review, the Division of Investment Management cannot conclude that Trident is not an investment company and has asked us to advise you as follows.

  (A) Section 3(a)(1)(C) of the Investment Company Act of 1940 ("1940 Act") defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."[1]

(B)   Based on our review of Trident's Form 10-K and Form 10-Q, Trident's investment in United Microelectronics Corporation ("UMC") and other investment securities appears to exceed 40% of its total assets (exclusive of Government securities and cash items) on a consolidated basis.[2] In its Response Letter, Trident appears to assert that, while it may have met the definition of investment company under the 1940 Act at some point, it no longer falls under that definition.[3] Without additional information and a detailed legal analysis, however, we are unable to concur with Trident's assertion that it does not meet the definition of an investment company under the 1940 Act. Accordingly, please provide us with a written response analyzing whether Trident is an investment company under the 1940 Act, including data indicating the value of Trident's investment securities and total assets (exclusive of cash items and Government securities) on an <u>unconsolidated</u> basis as of the fiscal quarters ended June 30, 2004, September 30, 2004, and December 31, 2004. Please also provide appropriate documentation to support your analysis.

(C)   If you determine that Trident is an investment company: (1) explain why Trident is not required to register as an investment company under the 1940 Act (*e.g.*, provide a complete and detailed explanation of the basis for Trident's reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to Trident, explain what specific remedial action you have taken or plan to

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[1]   For a definition of the term "investment securities, see Section 3(a)(2) of the 1940 Act.

[2]   Indeed, Trident has acknowledged that it has satisfied the prima facie definition of an investment company under Section 3(a)(1)(C). *See* Form 10-K and Form 10-Q discussion "Investment in UMC and Other Investments," last paragraph ("At times, the total value of the investment securities we hold may, and recently has, exceeded 40% of total assets."). We note that Trident's Form 10-K balance sheet, which also reflects Trident's assets for the period ended June 30, 2003, appears to indicate that Trident's investment in UMC and other investment securities may have exceeded the 40% threshold as of that date as well.

[3]   Trident states in its Response Letter that the value of its investment securities "was considerably less than forty percent of the value of [its] total assets as of the end of the most recent fiscal quarter" and that it believes this to be true as of December 8, 2004. *See* Response Letter, Response to Comment 15.

take, either to cause Trident to fall outside of that definition, or to register
Trident as an investment company.[4]

*   *   *

As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Detailed letters greatly facilitate our review.
Please file your correspondence on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comment.

Please contact Eduardo Aleman at (202) 824-5661 or me at (202) 942-7924 with
any questions.

Sincerely,

David Ritenour
Special Counsel

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[4] We note that Trident refers in its Response Letter to the "many actions [it] could take to
prevent being classified as an investment company … if necessary," but fails to describe those
steps. *See* Response Letter, Response to Comment 16.